UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 29, 2009
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
	Title:	Group Secretary & General Counsel
Date: October 29, 2009

Q3 Production Report 2009 Mt Rawdon, Queensland Côte d’Ivoire exploration Lihir Island, PNG Bonikro, Côte d’Ivoire

Forward looking statements This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”). Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved. The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. This presentation is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Canadian Investors ” for further information in relation to the calculation of reserves and resources with respect to LGL’s operations, please refer to the Lihir Gold Limited (TSX:LGG) NI 43-101 Technical Reports available on SEDAR (www.sedar.com). Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Group highlights “ Quarterly production of 233,000 ozs “ Year to date production of 845,000 ozs, on track to achieve record full year production of 1-1.2 million ozs “ Lihir Island reserves increased by 7.5 million ozs to 28.8 million ozs “ Dividend payments to commence. Interim dividend of US1.5 cents/share Operation March Qtr 09 June Qtr 09 Sept Qtr 09 YTD Lihir Island, PNG 246,711 219,436 169,133 635,280 Mt Rawdon, QLD 25,500 28,952 30,409 84,861 Bonikro, Cd’I* 40,100 43,607 31,896 115,603 Ballarat, VIC 5,687 2,029 1,908 9,624 Total 317,998 294,024 233,346 845,368 *Bonikro production reported on a 100% basis

Rising group gold production (Kozs) 1-1.2m Qtr 4 881 701 315 233 Qtr 3 651 596 168 226 172 158 250 294 Qtr 2 193 128 182 113 177 130 318 Qtr 1 184 193 101 139 2005 2006 2007 2008 2009

Lihir Island quarterly production (Kozs) 247 247 226 219 216 193 182 169 168 170 157 139 127 113 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 Q3 07 Q4 07 Q1 08 Q2 08 Q3 08 Q4 08 Q1 09 Q2 09 Q3 09

“ Quarterly production exceeded guidance for quarter “ Planned maintenance shutdown completed successfully “ Full autoclave reline completed within schedule “ Production on track to achieve fourth successive annual record

Lihir Island crusher throughputs rising (Monthly, tonnes) 700,000 600,000 500,000 400,000 300,000 200,000 100,000 0 Jun-98 Dec-98 Jun-99 Dec-99 Jun-00 Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05 Jun-06 Dec-06 Jun-07 Dec-07 Jun-08 Dec-08 Jun-09

Autoclave throughputs rising 225 200 175 150 125 100 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 (ytd) Tonnes per hour per autoclave (annual average)

Flotation boosts autoclave feed grade Lihir Island, A/C feed grade (g/t), quarterly 7.3 7.1 6.6 1.3 1.6 6.1 6.0 1.3 5.4 1.2 1.3 4.8 1.1 4.8 0.5 0.8 5.8 5.7 5.3 4.9 4.7 4.3 4.3 4.0 Q4 07 Q1 08 Q2 08 Q3 08 Q4 08 Q1 09 Q2 09 Q3 09 Incremental impact of flotation on A/C feed grade. Average grade of ore milled

MOPU and Interim Power Station project “ Project on schedule and budget “ $315 million committed to date. $142 million cash outlaid “ In Q3, $136 million committed, and $72 million cash outlaid “ Foundation work in progress “ 70MW Interim Power Station construction commenced

10 mozs added to Lihir Island Resources (Lihir Island, Mozs) 43.0 43.0* 4.7 36 36. .5 5 35.3 34.1 34.4 35.3 34.1 34.4 32.9 3.8 32.9 3.6 4.4 3.4 4.7 24.2 24 24..4 4 24.2 3.2 38.3 3.4 32.7 30.7 30.8 30.9 28.2 20.8 21.2 2001 2002 2003 2004 2006 2007 2008 2009 Measured Indicated *Does not include Inferred resources which total 5.5 million ounces. See Appendix One for further details

Reserves lifted to 28.8 mozs (Lihir Island. Mozs) 28.8 36.5 35.3 4.9 34.1 34.4 23.5 32.9 22.9 21.8 20.4 21.0 3.8 4.4 2.9 3.5 4.7 16.7 24.2 24.4 15.1 2.4 14.2 12.8 1.9 3.4 11.8 23.9 11.2 3.8 3.4 2.9 19.7 17.5 17.5 18.5 17.0 13.2 14.3 10.8 8.4 8.3 9.0 1997 1998 1999 2000 2001 2002 2003 2004 2006 2007 2008 2009 Proven Probable *See Appendix Three for further details

Further drilling at Lihir Island Future drilling areas Reserve Pit Proposed 2010 drilling Inferred Pit

World’s largest deposits (Mozs) Ranked by Reserves 76.0 41.0 29.0 29.0 28.8 20.0 21.4 20.1 18.7 18.2 18.2 18.0 17.8 17.4 14.1 13.4 Source: BMO. Lihir Island reserves as at 30 June 2009 include 23.9 million oz of probable reserves at a grade of 2.77g/t, and 4.9 million oz of proven reserves in stockpiles at a grade of 2.46 g/t

Bonikro transitioning to fresh ore Tonnes milled (000) 635 570 534 426 Q4 08 Q1 09 Q2 09 Q3 09 Gold poured (kozs) 43.6 40.1 36.7 31.9 Q4 08 Q1 09 Q2 09 Q3 09 Production is 100% basis, of which 90% is attributable to LGL

Hir. feasibility update Option - no mill expansion “ Indicative production schedule - 200,000 ozs from 2012. “ Approx 700 kozs of Resource incorporated into mining schedule at -3g/t “ Social and Environmental Impact assessment due for completion late 2010 “ Technical feasibility to be complete 2010 (will include mill expansion options) “ Impact of additional Hir./Bonikro Deeps exploration success to be determined

Bonikro Deeps drilling

Côte d’Ivoire regional exploration “ 17 target areas “ Exploration focus on establishing satellite deposits within trucking distance of Bonikro “ Discovery cost - $15/oz

Didi.vi “ 10 prospect areas identified by soil sampling “ One major target : Blaffo-Guetto

Blaffo Guetto “ Generalised Plan

Blaffo Guetto “ Generalised Section A B

Mt Rawdon consistent results Gold grade (g/t) 1.19 1.25 1.03 1.09 0.92 Q3 08 Q4 08 Q1 09 Q2 09 Q3 09 Gold production (kozs) 29.0 30.4 23.8 25.0 25.5 Q3 08 Q4 08 Q1 09 Q2 09 Q3 09

Margins expanding (US$/oz) 850 906 666 378 400 510 299 93 411 125 297 143 282 435 100 325 224 90 113 39 2005 2006 2007 2008 YTD 2009 Cash price realised Total cash cost/oz Costs deferred Cash margin Numbers exclude Ballarat. Periods prior to 2008 are for Lihir Island only.

Interim dividend of US1.5 cents/share “ Major investment programs fully funded Dividend “ Strong operating cashflow / underlying profit + healthy balance sheet + positive outlook Gearing “ Post GFC, prudent gearing of balance sheet desirable “via long-term debt “ Inaugural 5 year debt facility established during Sept qtr ($50m) “ Target more longer-term debt next year (debt capital markets) “ Potential for capital redemption or share buyback at that time

Full year outlook “ Annual production to be between 1-1.2 million ounces “ Total cash costs to be below $400/oz “ Completely un-hedged “ Strong cashflows, healthy balance sheet 1.0 - 1.2m 882 701 651 596 2005 2006 2007 2008 2009 Bonikro Mt Rawdon Lihir Island Figures include 100% of Bonikro production, of which 90% is attributable to LGL www.LGLgold.com “ LGL Competent Person Statement “ The information in this report that relates to Exploration Results and Mineral Resources at Lihir, Côte d’Ivoire, and Mt Rawdon is based on information compiled by Mr Roy Kidd. “ Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. “ The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr David Grigg. “ David Grigg is employed by Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

Appendix One

Appendix Two

Appendix Three Lihir Island Reserves Statement - June 2009 Reserve Tonnes Average grade Contained gold Category (millions) (Au g/t) (Moz) (3) Reserves at 30th June 2009 (2) Probable 269.2 2.77 23.9 Stockpiles (4) Proved 61.6 2.46 4.9 Total Reserves 330.8 2.71 28.8 (1) Reserve tonnages have been depleted by 2009 mining activity to June 2009. Reserves quoted are those remaining below the June 2009 mining surface, within the ultimate pit design, based on the December 2008 Resource Model. (2) Average cut-off grade for mill feed = 1.36 g/t Au. (December 2008 reserve average cut-off grade = 1.29 g/t) (3) Reserves are based on a maximum profit, undiscounted pit shell with an assumed life-of-mine gold price of US$800 per ounce. The quantity of contained gold does not indicate the quantity that will be ultimately recovered. (4) Stockpile totals reflect ore above cut-off on stockpile at 30 June 2009 (5) Rounding, conforming to the JORC Code, may cause some computational discrepancies. (6) The December 2008 Reserve was 239.6 Mt at 2.83 g/t for 21.8M oz Au (US$675 oz), and based on the December 2007 Resource model.